FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
Diamond Tower
3A Jabotinsky Street
Ramat Gan 52520, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 31, 2006

        We invite you to attend Check Point’s annual general meeting of shareholders. The meeting will be held on July 31, 2006 at 5:30 P.M. (Israel time), at Check Point’s principal executive offices at Diamond Tower, 3A Jabotinsky Street, 24th floor, Ramat Gan 52520, Israel.

        We are sending you this Proxy Statement because you hold Check Point Ordinary Shares. Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

        The following matters are on the agenda for the meeting:

(1)	to elect six directors – the terms of six of our directors will expire at the meeting, and we are proposing to reelect these six directors;
(2)	to reelect our two existing Outside Directors for a period of two years following the meeting (see explanatory note in Item 2 below) and to elect two additional Outside Directors for a period of three years following the meeting;
(3)	as required by Israeli law, to authorize the Chairman of our Board of Directors to continue serving as Chairman of our Board of Directors and our Chief Executive Officer for up to three years following the meeting;
(4)	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public accountants for 2006 – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2005 consolidated financial statements;
(5)	to amend our Articles of Association to permit electronic voting; and
(6)	to approve compensation to certain executive officers who are also Board members.

How You Can Vote

        You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, by July 31, 2006 at 6:59 A.M. Israel time, which is July 30, 2006 at 11:59 P.M. Eastern daylight time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note a “personal interest” with respect to a specific resolution.

Who Can Vote

        You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on June 21, 2006. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on June 21, 2006, or which appeared in the participant listing of a securities depository on that date. We are mailing the proxy cards to our shareholders on or about July 5, 2006, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Quorum and Required Vote

        On June 21, 2006 we had outstanding 238,499,075 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman of the Board with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 6 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows information as of June 26, 2006 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding Ordinary Shares and (ii) our executive officers and directors as a group.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options (3)	Exercise price	Date of expiration

Franklin Resources, Inc. (4)	33,730,829	14.2%	-	-	-

Gil Shwed (5)	31,306,226	12.8%	6,350,000	$13.00-42.31	July 14, 2008 - September 26, 2012

Marius Nacht (5)(6)	24,851,795	10.3%	2,349,999	$13.00-42.31	July 14, 2008 - September 26, 2012

All directors and officers as a
group (9 persons including
Messrs. Shwed and Nacht).	59,299,882	23.8%	11,613,499	$13.00-79.79	October 26, 2006 - March 9, 2013

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after June 26, 2006 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from June 26, 2006. The exercise price of some of these options is greater than our current share market price.

(4)	As of March 31, 2006, based on information contained in a Schedule 13F filing by Franklin Resources, Inc. In a Schedule 13G filed on February 14, 2006 Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson and Templeton Global Advisors Limited indicated that they may be deemed to be the beneficial owners of some or all of these securities but they disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(5)	The address for Messrs. Shwed and Nacht is c/o Check Point Software Technologies Ltd., 3A Jabotinsky Street, Ramat Gan 52520, Israel. Except as may be provided by applicable community property laws, Messrs. Shwed and Nacht have sole voting and investment power with respect to their Ordinary Shares.

(6)	In addition to the position stated in the table, Mr. Nacht is the beneficiary of a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. The trust is irrevocable and is scheduled to expire May 2007.

ITEM 1 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

        You are being asked to reelect the following directors: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.

        Under our Articles of Association, the maximum number of our directors is fixed as twelve. We currently have eight directors, including two directors who are our “outside directors” under the Israeli Companies Law. See Item 2 below regarding the reelection of these outside directors and the election of two additional outside directors. You are being asked to reelect all of our current directors. If all of the Board of Directors’ nominees are elected, the foregoing six directors will continue to serve as directors following the meeting in addition to the outside directors.

Nominees for Director

        Our Board of Directors’ Nominating Committee, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the following six nominees be reelected to the Board of Directors at the meeting (in addition to the nominees for the position of outside director, as specified in Item 2). Our Board of Directors approved this recommendation. Each director who is elected at the meeting will serve until next year’s annual meeting of our shareholders, except for the outside directors elected in accordance with Item 2.

        Gil Shwed, one of our co-founders, is our Chairman of the Board, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed also served as our President from our incorporation until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

        Marius Nacht, one of our co-founders, has served as our Vice Chairman of the Board since 2001 and has also been our Senior Vice President since 1999. Mr. Nacht has served as one of our directors since we were incorporated in 1993. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem through an elite project of the Israeli Air Force in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman was appointed our Vice Chairman of the Board in 2005 and he is responsible for leading our partner and customer relations. He served as our President from 2001 until 2005 and as our Executive Vice President from 1998 until 2000. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems. He began his career with IBM after earning a bachelor’s degree in Business Administration from the University of Minnesota.

        Dan Propper has served as one of our directors since March 2006. Our Board of Directors has determined that Mr. Propper is an “independent director” under the applicable rules of the Securities and Exchange Commission and NASDAQ regulations. Mr. Propper is the Chairman of the Board of Osem Industries Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the CEO of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999 Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of Koor Industries Ltd., Delta Galil Industries Ltd., Osem Investments Ltd., and a number of private companies. Mr. Propper is also a board member of the Technion – Israel Institute of Technology, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. summa cum laude in Chemical Engineering and Food Technology from the Technion – Israel Institute of Technology.

        David Rubner has served as one of our directors since 1999. Our Board of Directors has determined that Mr. Rubner is an “independent director” under the applicable rules of the Securities and Exchange Commission and NASDAQ regulations. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Koor Industries Ltd., Lipman Transaction Solutions Ltd. and Elbit Imaging Ltd., and is a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital. Mr. Rubner holds a B.S. degree in Engineering from Queen Mary College, University of London, and an M.S. degree in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

        Dr. Tal Shavit has served as one of our directors since 2002. Our Board of Directors has determined that Dr. Shavit is an “independent director” under the applicable rules of the Securities and Exchange Commission and NASDAQ regulations. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

        If you sign and return the enclosed proxy card, your shares will be voted FOR the election of the individuals named above as directors, unless you specifically specify to the contrary. Except as noted in the preceding paragraph, we do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

        We are proposing to adopt the following resolution:

“RESOLVED, that the election of the following six persons to the Board of Directors of Check Point be, and it hereby is, approved: Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit.”

        The affirmative vote of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to elect the individuals named above as directors.

ITEM 2 – ELECTION OF OUTSIDE DIRECTORS

        In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended once for an additional three-year term. Under a current proposal, the service of an outside director may then be extended for additional terms of two years each. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors.

        The second three-year term of office of Irwin Federman and Ray Rothrock, our outside directors under the Israeli Companies Law, will expire at the meeting. The shareholders are being asked to reelect Messrs. Federman and Rothrock to serve as outside directors under the Israeli Companies Law for a two-year term (see explanatory note below). Biographical information concerning Messrs. Federman and Rothrock is set forth below.

        Irwin Federman* has served as one of our directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Ray Rothrock* has served as one of our directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is Managing General Partner of Venrock Associates, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

* Note: Messrs. Federman and Rothrock currently serve as our outside directors under the Israeli Companies Law, and their second three-year term of office as outside directors will expire at the meeting. Under the Israeli Companies Law, they may not serve as our directors, executive officers, employees or service providers for a period of two years following the expiration of their second three-year term of office as outside directors. We understand, however, that the Israeli Minister of Justice, the Honorable Haim Ramon, is currently considering regulations that would allow an outside director in a public company such as Check Point, whose shares are traded on a stock exchange outside of Israel, to continue to serve as an outside director following the expiration of his or her second three-year term of office as an outside director, for additional periods of two years each. These proposed regulations still need to be formalized by the Ministry of Justice and, following approval by the Minister of Justice in consultation with the Israel Securities Authority, to be approved by the Constitution, Law and Justice Committee of the Israeli Knesset (or such other forum as the committee may designate). If these regulations are promulgated and take effect prior to the meeting, Messrs. Federman and Rothrock will be candidates for election as outside directors at the meeting, as specified in this proxy statement. If these regulations are not promulgated or do not take effect prior to the meeting, Messrs. Federman and Rothrock will be candidates for election as outside directors at the meeting, but their service as outside directors will be contingent upon and will take effect only upon the subsequent adoption of these regulations.

        The shareholders are also being asked to elect Yoav Chelouche and Guy Gecht to serve as outside directors under the Israeli Companies Law for a three-year term. Biographical information concerning Messrs. Chelouche and Gecht, the additional nominees for election as outside directors, is set forth below.

        Yoav Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems (NASDAQ: SCIX), from December 1994 until July 2000.  From August 1979 until December 1994 Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe.  Mr. Chelouche is the Chairman of the Board of Dmatek Ltd., a London Stock Exchange listed company, and is a member of the board of a number of private companies.  He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children.  Mr. Chelouche earned a B.A. in Economics and Statistics from Tel-Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

        Guy Gecht is the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a leader in digital imaging and print management solutions for commercial and enterprise printing (NASDAQ: EFII). Mr. Gecht has served in this position since January 2000.  From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company.  Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies.  Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Nominees for Outside Directors

        Our Board of Directors’ Nominating Committee, which consists of Irwin Federman, Ray Rothrock, David Rubner and Dr. Tal Shavit, recommended that the foregoing nominees be elected to the Board of Directors at the meeting. Our Board of Directors found that these nominees have all necessary qualifications required under the Israeli Companies Law and the requirements of NASDAQ. Our Board of Directors also determined that Yoav Chelouche is a financial expert as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee. Our Board of Directors approved the Nominating Committee’s recommendation. If elected at the meeting, Messrs. Federman and Rothrock will serve for a two-year term, while Messrs. Chelouche and Gecht will serve for a three-year term.

        We are proposing to adopt the following resolution:

“RESOLVED, to reelect Messrs. Federman and Rothrock to the Board of Directors of Check Point to serve as Outside Directors for a two-year term, with their service as Outside Directors to be contingent upon and to take effect only upon the subsequent adoption of regulations under the Israeli Companies Law that would allow their continued service in such capacity; and to elect Messrs. Chelouche and Gecht to the Board of Directors of Check Point to serve as Outside Directors for a three-year term.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to elect the individuals named above as Outside Directors. In addition, the shareholders’ approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 3 – AUTHORIZATION OF CHAIRMAN OF THE BOARD TO SERVE AS
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

        The Israeli Companies Law provides that the chairman of the board of a public company cannot also serve as the chief executive officer of the company, unless authorized by shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder resolution. On July 31, 2003 the shareholders last authorized Mr. Gil Shwed to serve as both our Chairman of the Board and Chief Executive Officer for up to three years. The Board of Directors believes that it is in our best interests to have Mr. Shwed continue to serve in both of these capacities.

        We are proposing to adopt the following resolution:

“RESOLVED, to authorize Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer of Check Point for up to an additional three years.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to authorize Mr. Gil Shwed to continue to serve as Chairman of the Board and Chief Executive Officer. In addition, the shareholders’ approval must either include at least one-third of the Ordinary Shares voted by shareholders who are not controlling shareholders, or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. See Item 2 above for the provisions governing controlling shareholders.

ITEM 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2005 CONSOLIDATED
FINANCIAL STATEMENTS

        Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent public accountants for 2006. Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

        Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2005 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2005, including our 2005 audited consolidated financial statements, is available on our website at www.checkpoint.com. To have a printed copy mailed to you, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, tel: 650-628-2000, email: ir@us.checkpoint.com.

        We are proposing to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent public accountants for 2006 be, and it hereby is, ratified, and the Board of Directors (or, the audit committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to ratify the appointment and compensation of our independent public accountants.

ITEM 5 – PROPOSAL TO AMEND OUR
ARTICLES OF ASSOCIATION TO PERMIT ELECTRONIC VOTING

        Our Articles of Association currently provide that any member entitled to vote may vote either in person or by proxy (or, if the member is a company or other corporate body, by a representative authorized pursuant to Article 32(b)). You are being asked to approve an amendment to the voting rights provisions of the Articles of Association to specifically permit electronic voting. Our Board of Directors has approved this amendment, which is intended to confirm that our shareholders may participate in meetings by using new means of voting, to the fullest extent permitted by the Israeli Companies Law.

        We are proposing to adopt the following special resolution (substantive changes are marked: text that we propose to add is underlined in the proposal below, and text that we propose to delete is crossed out):

“RESOLVED, to amend and restate Article 32(c) of our Articles of Association to read as follows:

`32. Voting Rights

(c) Any member entitled to vote may vote ~~either~~ in person or by proxy (who need not be a member of the Company), or if the member is a company or other corporate body~~,~~ by a representative authorized pursuant to Article 32(b). A member may vote by conventional means, or by means of the Internet or other electronic means. The Board of Directors shall be entitled to approve, from time to time, such procedures as it may deem appropriate to govern voting by means of the Internet or other electronic means in order to ensure the integrity of the vote. Any vote cast in such approved manner by means of the Internet or other electronic means shall be deemed to constitute a vote by proxy for all purposes of these Articles.’ ”

        The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy and voting thereon is necessary for the approval of the resolution to amend our Articles of Association to permit electronic voting.

ITEM 6 – PROPOSAL TO APPROVE COMPENSATION TO CERTAIN OF OUR
EXECUTIVE OFFICERS WHO ARE ALSO BOARD MEMBERS

        The Israeli Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. This includes cash compensation as well as compensation in the form of stock options. Gil Shwed, Marius Nacht and Jerry Ungerman, who are directors of Check Point, are also officers of Check Point. Mr. Shwed is our Chief Executive Officer, Mr. Nacht is our Senior Vice President and Mr. Ungerman is our Vice Chairman. Therefore, their compensation requires shareholder approval.

        The total direct compensation that we accrued for our directors and executive officers as a group for the year ended December 31, 2005 was approximately $3.2 million.

        Our compensation committee, audit committee, Board of Directors and shareholders have previously approved Mr. Shwed’s cash compensation. Mr. Shwed’s cash compensation remains unchanged, and therefore no further approval is required for his cash compensation. Our audit committee and the Board of Directors have approved the grant to Mr. Shwed of options to purchase 2,000,000 Ordinary Shares (the same level as previous years) at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the meeting. We are therefore proposing that you now approve the option grant to Mr. Shwed. The number of Ordinary Shares beneficially owned by Mr. Shwed, and the number of Ordinary Shares he beneficially owns pursuant to stock options exercisable within 60 days after June 26, 2006, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        Our compensation committee, audit committee, Board of Directors and shareholders have previously approved Mr. Nacht’s cash compensation. There will not be any increase to Mr. Nacht’s cash compensation and we are not proposing any option grants to Mr. Nacht, and therefore no further approval is required for his compensation. The number of Ordinary Shares beneficially owned by Mr. Nacht, and the number of Ordinary Shares he beneficially owns pursuant to stock options exercisable within 60 days after June 26, 2006, are set forth above under the caption “Beneficial Ownership of Securities by Certain Beneficial Owners and Management.”

        Our compensation committee, audit committee, Board of Directors and shareholders have previously approved Mr. Ungerman’s salary. There will not be any increase to Mr. Ungerman’s cash compensation, and therefore no further approval is required for his cash compensation. Our audit committee and the Board of Directors have approved the grant to Mr. Ungerman of options to purchase 250,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the meeting. We are therefore proposing that you approve the option grant to Mr. Ungerman.

        We are proposing to adopt the following resolutions:

“RESOLVED, that the grant to Gil Shwed of options to purchase 2,000,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the meeting and upon the terms approved by Check Point’s compensation committee, audit committee and Board of Directors be, and it hereby is, approved; and further

“RESOLVED, that the grant to Jerry Ungerman of options to purchase 250,000 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the meeting and upon the terms approved by Check Point’s compensation committee, audit committee and Board of Directors be, and it hereby is, approved.”

        The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve our executive officers’ compensation. In addition, since Mr. Shwed is a director of Check Point and may be deemed to be a controlling shareholder under Israeli law, a special majority vote will be required for approval of this proposal. In order to approve the executive officers’ compensation, the affirmative vote of the Ordinary Shares must either include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you have a personal interest in this proposal. Under the Israeli Companies Law, a “personal interest” includes a personal interest of (i) any members of your immediate family (or their spouses), and (ii) a company in which you (or a member of your immediate family) serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares; a personal interest does not include an interest arising solely from your ownership of our shares.

By Order of the Board of Directors. /s/ Gil Shwed GIL SHWED Chairman of the Board of Directors

Dated: July 5, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

July 6, 2006